SOUTH AUSTIN BEER PARTNERS LLC DBA SOUTH AUSTIN BREWERY

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

October 19, 2016



Unaudited Financials

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
South Austin Beer Partners LLC DBA South Austin Brewery
Austin, TX

I have reviewed the accompanying balance sheet of South Austin Beer Partners LLC as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 19, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SOUTH AUSTIN BEER PARTNERS LLC DBA SOUTH AUSTIN BREWERY
BALANCE SHEET
DECEMBER 31, 2015 AND 2014

_____

ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 23,347	$ 21,495
Accounts Receivable	6,608	13,610
Inventory	334,164	13,493
Pre-Paid Expenses	34,519	3,444
TOTAL CURRENT ASSETS	398,638	52,042
NON-CURRENT ASSETS		
Equipment, Net	304,092	289,846
Intellectual Property, Net	67,212	78,409
Goodwill	296,720	296,720
TOTAL NON-CURRENT ASSETS	668,024	664,975
TOTAL ASSETS	$ 1,066,662	$ 717,017

LIABILITIES AND MEMBERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	$ 137,427	$ 104,263
Other Current Liabilities	122,310	76,238
TOTAL CURRENT LIABILITIES	259,736	180,500
NON-CURRENT LIABILITIES		
Notes Payable	565,041	580,124
TOTAL LIABILITIES	824,777	760,624
MEMBERS' EQUITY		
Contributed Capital	989,056	521,795
Retained Earnings (Deficit)	(747,171)	(565,402)
TOTAL MEMBERS' EQUITY	241,885	(43,607)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,066,662	$ 717,017

SOUTH AUSTIN BEER PARTNERS LLC DBA SOUTH AUSTIN BREWERY
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
_____

		2015		2014
Operating Income				
Sales	$	576,766	$	259,163
Cost of Goods Sold		105,073		276,227
Gross Profit		471,692		(17,065)
Operating Expense				
Marketing & Selling Expenses		48,415		48,394
Salaries & Benefits		261,224		122,440
General & Administrative		23,013		39,583
Insurance		22,270		20,900
Meals and Entertainment		1,413		1,925
Professional Fees		23,490		74,717
Rent & Utilities		163,858		152,225
Depreciation		56,177		38,630
Amortization		22,458		19,190
		622,318		518,004
Net Income from Operations		(150,626)		(535,069)
Other Income (Expense)				
Sale of Assets		3,000		-
Interest Expense		(2,874)		(9,993)
State and Local Taxes		(31,270)		(16,579)
Net Income Before Provision for Income Tax		(181,769)		(561,640)
Provision for Income Taxes		-		-
Net Income	$	(181,769)	$	(561,639)

SOUTH AUSTIN BEER PARTNERS LLC DBA SOUTH AUSTIN BREWERY
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
_____

	2015	2014
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (181,770)	$ (561,639)
Change in Accounts Receivable	7,002	84,576
Change in Pre-Paid Expenses	(31,075)	(3,444)
Change in Inventory	(320,671)	(13,493)
Change in Accounts Payable	33,164	104,263
Change in Other Current Liabilities	5,382	5,502
Change in Keg Deposits	20,280	5,210
Net Cash Flows From Operating Activities	(467,688)	(379,026)
Cash Flows From Investing Activities		
Purchase of Assets	(70,422)	(642,817)
Depreciation	56,177	38,630
Amortization	22,458	19,190
Net Cash Flows From Investing Activities	8,213	(584,997)
Cash Flows From Financing Activities		
Change in Short Term Borrowings	20,410	7,500
Sale (Retirement) of Notes	-	978,816
Change in Contributed Capital	440,956	-
Net Cash Flows From Investing Activities	461,366	986,316
Cash at Beginning of Period	21,495	(797)
Net Increase (Decrease) In Cash	1,891	22,293
Cash at End of Period	$ 23,387	$ 21,495

SOUTH AUSTIN BEER PARTNERS LLC DBA SOUTH AUSTIN BREWERY
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 AND 2014

_____

ORGANIZATION AND NATURE OF ACTIVITIES

South Austin Beer Partners LLC ("the Company") is a microbrewery and tap room located in Austin, Texas. The Company brews and cans beer for sale to the Austin market through distributors and retail partners.

South Austin Beer Partners LLC reported net operating losses for the years ended December 31, 2015 and 2014. The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising additional operating capital. The Company's ability to achieve management's objectives or to continue as a going concern for the indefinite future may be dependent on the success of the offering and management's other efforts to raise capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's equipment, estimated value of inventories on hand, and the values of goodwill and intellectual property acquired by the Company are significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is carried at historical cost and includes both raw materials and finished goods that are ready to ship. The Company's management believes that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements to account for impairment of inventory on hand.

Accounts Receivables

The Company permits sales on account to be made to retail partners that management believes have a low likelihood of non-payment. Management's experience in this area supports the Company's assertion that losses on account are rare, thus no allowance has been recorded in the statements for losses on account.

SOUTH AUSTIN BEER PARTNERS LLC DBA SOUTH AUSTIN BREWERY
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of production, bottling and other bottling equipment used by the Company in its day to day operations.

Depreciation expense is calculated on a straight-line basis in accordance with the estimated useful asset lives specified in the Internal Revenue Service Modified Adjusted Cost Recovery System (MACRS). For 2015, the Company recorded depreciation expense in the amount of $56,177. For 2014, the Company recorded depreciation expense in the amount of $38,630.

Intellectual Property

The Company acquired certain items of intellectual property, including recipes, trademarks, and other items from South Austin Brewing, a predecessor entity. These items are amortized on a straight line basis over their legal or contractual life.

For 2015, the Company recorded $22,458 in amortization expense. For 2014, the Company recorded $19,190 in amortization expense.

Goodwill

The Company recorded Goodwill in the amount of $216,720 in connection with its purchase of South Austin Brewing, a predecessor entity. The Company has adopted the provisions of FASB ASC 350. Under FASB ASC 350, goodwill is not subject to amortization, but is tested for impairment annually. As of December 31, 2015 and 2014, the Company recognized no impairment to goodwill associated with its purchase of South Austin Brewing.

Notes Payable

The Company has various notes outstanding. Generally, these notes fall into three groups.

Notes payable in connection with the Company's acquisition of South Austin Brewing (the "acquired notes payable") are non-interest bearing and will be paid over a period of four-year period beginning in the month after equity investors receive distributions at least equal to their initial investment.

The Company has a note outstanding which was given in exchange for equipment (the "asset purchase note"). The asset purchase note accrues 2% interest annually over a 17 year repayment period concluding in the year 2034.

The Company has notes outstanding which represent amounts advanced to the Company by its members (the "related party notes"). The related party notes accrue 3% interest annually over a three-year repayment period beginning in May of 2017.

SOUTH AUSTIN BEER PARTNERS LLC DBA SOUTH AUSTIN BREWERY
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

<u>Sales</u>

The Company derives revenue from the sale of beer through distributors and through the taproom that is located inside its facility. The Company also derives a small amount of revenue from special events

<u>Cost of Goods Sold</u>

Cost of Goods Sold includes items related to manufacture of the Company's products held for sale, shipping expense from the Company's facilities to customers, and excise taxes collected on behalf of government entities on the sale of the Company's products.

<u>Marketing & Selling Expenses</u>

Marketing and selling expenses includes costs of advertising, marketing promotions, promotional items, and certain other costs related to developing the Company's brand and increasing its exposure to potential customers.

<u>Salaries & Benefits</u>

Salaries & Benefits include costs of employee wages, payroll taxes, employee benefits, temporary workers / consultants, and the cost of worker's compensation insurance.

<u>Federal Income Taxes</u>

The Company is treated as a partnership and is not a taxpaying entity for federal income tax purposes. All items of income and expense are reported to the members of the Company and taken on their individual tax returns.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019. The Company's federal tax filing for fiscal year 2014 will fall within the statutory period of review by the IRS until 2018.

<u>State Taxes</u>

The Company is subject to franchise tax in the State of Texas. For the years ended December 31, 2015 and 2014, the Company owed no franchise tax to the State of Texas.

The Company's 2015 tax filing for the State of Texas will be subject to inspection by that State until expiration of the statutory period of limitations in 2020. The Company's 2014 tax filing for the State of Texas will be subject to inspection by that State until expiration of the statutory period of limitations in 2019.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

SOUTH AUSTIN BEER PARTNERS LLC DBA SOUTH AUSTIN BREWERY
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments, except accrued payroll, sales, and excise taxes that were paid subsequent to period's end.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 19, 2016, the date that the financial statements were available to be issued.